September 10, 2013

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for PEA No. 75 filed on July 3, 2013

Dear Ms. Browning:

Below is a summary of the comments I received from you on August 20, 2013 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Please consider including common standard terms related to retirement target-date funds (i.e. glidepath, landing point).

Response 1:	We will consider adding such terms during our next annual prospectus update for our suite of target-date funds, into which this stand-alone fund will be added.

Comment 2:	Please clarify what “annual basis” means in the investment objective since it is not discussed in the strategy.

Response 2:	Annual basis is used as a way to denote the glidepath feature of changing allocations. This term is used in the investment objectives of each of our target-date funds. We will consider making changes to these investment objectives in the future to clarify this point.

Comment 3:	In the Fees and Expenses of the Fund section, please reference any SAI disclosure regarding sales charge discounts.

Response 3:	There is no SAI disclosure to refer to.

Comment 4:	Please confirm that there are no 12b-1 fees for those share classes showing “None” under the heading “Annual Fund Operating Expenses.”

Response 4:	We confirm that these share classes do not have 12b-1 fees.

Comment 5:	Please explain why Class A shares would be an appropriate investment when nearing the end of the target date period in light of the 12b-1 fees.

Response 5:	Payments under the Class A Rule 12b-1 Plan are intended to finance a number of services, only some of which may relate to the continuing sale of additional shares of the Fund. As the prospectus makes clear, the Fund continues in existence and continues investment operations following the target date. The Trustees of the Fund will continue to receive quarterly reports regarding the expenses incurred under the Plan, and will determine annually whether to continue the Plan in effect after the target date.

Comment 6:	Please explain why “first fiscal year” and not “current fiscal year” is used in the first footnote to the fee table as required by Item 3 of Form N-1A.

Response 6:	We will make this change.

Comment 7:	Please confirm if there is any recoupment right to the Fund’s fee waivers.

Response 7:	We confirm that there is no recoupment right to the Fund’s fee waivers.

Comment 8:	Please confirm that a form of Expense Limitation Agreement was filed for the Fund.

Response 8:	We confirm this.

Comment 9:	Add disclosure to make it clear what will happen to the Fund’s expense ratio as the Fund’s assets begin to decrease. Disclosure should be added to the Risk section as well.

Response 9:	We confirm that the following disclosure is included in the second paragraph of the Principal Investment Strategies section.

“As the Fund reaches the assumed retirement date stated in the Fund’s name, and to the extent investors redeem shares of the Fund, the Fund’s annual fund operating expenses may increase because certain fixed costs of the Fund would be shared by a smaller pool of assets.”

We believe that this disclosure is sufficient to alert investors to the possibility that expenses will rise without the need for additional risk disclosure.

Comment 10:	In the Example, please remove “For Class A shares, the example includes the initial sales charge” because the disclosure does not track Item 3 of Form N-1A.

Response 10:	Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form.

Comment 11:	Please confirm that all principal strategies and risks are disclosed as required by Item 4 of Form N-1A.

Response 11:	We confirm this.

Comment 12:	In the Principal Risks section, please revise “references in this section to “the Fund” or “a Fund” may relate to the Fund, one or more Underlying Funds, or both.” so as not to imply that certain risks are direct risks of the Fund as opposed to being risks of the Underlying Funds in which the Fund invests.

Response 12:	We will replace the referenced disclosure with the following: “Although the descriptions below refer to the risks relating to investment activities of the Fund, many of the risks arise due to the investment activities of the Underlying Funds.”

Comment 13:	In the Principal Investment Strategies section, please add language to clarify the purpose or significance of the target date in the Fund’s name.

Response 13:	We confirm that the following language is provided in the first paragraph of the Principal Investment Strategies section (underlined language to be added): “designed for investors expecting to retire around the year 2055 and likely to stop making new investments in the Fund at or around that time.”

Comment 14:	Please add disclosure regarding pre-retirement wealth accumulation and please explain more clearly distribution of assets before and during retirement.

Response 14:	We plan to develop such disclosure for inclusion in our next annual prospectus update for our suite of target-date funds, into which this stand-alone fund will be added.

Comment 15:	Please disclose that the Fund invests in the least expensive share class of the Underlying Funds.

Response 15:	This is already disclosed under Risk of Investment in other Funds or Pools.

Comment 16:	Please confirm that all affiliated Underlying Funds are identified.

Response 16:	We confirm this.

Comment 17:	In the Principal Investment Strategies section, please include the assumed age the investor reaches retirement (i.e. 65).

Response 17:	We will add this disclosure.

Comment 18:	Regarding the allocation table, please add disclosure regarding paying out after retirement (i.e. 15-year landing point).

Response 18:	We plan to develop such disclosure for inclusion in our next annual prospectus update for our suite of target-date funds, into which this stand-alone fund will be added.

Comment 19:	Please disclose if the Fund distributes any return of capital and any consequences to shareholders (i.e. taxes, basis is reduced).

Response 19:	The Fund does not expect to distribute any return of capital.

Comment 20:	Please disclose the strategies for the Underlying Funds if not already disclosed.

Response 20:	We will add such disclosure for inclusion in our next annual prospectus update for our suite of target-date funds, into which this stand-alone fund will be added.

Comment 21:	In the Principal Investment Strategies Section, the following is stated, “The Fund is designed for an investor who plans to withdraw the value of the investor’s account in the Fund gradually after an assumed retirement date around 2055.” Please explain “gradually” and how the investor removes money in context of the 15-year period.

Response 21:	We plan to develop such disclosure for inclusion in our next annual prospectus update for our suite of target-date funds, into which this stand-alone fund will be added.

Comment 22:	Please explain to whom this Fund is appropriate for. Should include investor profiles (i.e. an investor who needs monies earlier than retirement date should invest in a fund with an earlier retirement date).

Response 22:	As stated in the prospectus, the Fund is designed for an investor who plans to withdraw the value of the investor’s account in the Fund gradually after an assumed retirement date around 2055.

Comment 23:	Please include in the disclosure the actual date that is 15 years later.

Response 23:	We will add this to the disclosure.

Comment 24:	Regarding disclosure that the Fund changes investment allocations over a 15-year period, is it appropriate to describe it as “conservative”?

Response 24:	We believe that, in the context, an investor would understand the term “increasingly conservative” to refer to a decrease over time in the percentage of equity investments held by the Fund.

Comment 25:	Confirm all risks related to the investment period are disclosed (i.e. longevity risk, inflation risk).

Response 25:	We confirm this.

Comment 26:	In the Principal Investment Strategies section, the staff objects to the clause, “MassMutual may modify the target asset allocation strategy or the selection of Underlying Funds from time to time.” Please revise the Fund’s disclosure to reflect that notification will be provided to shareholders of any such changes.

Response 26:	We understand our obligation to notify shareholders of any material changes to the Fund’s target asset allocation strategy or selection of Underlying Funds. We feel the disclosure as written is accurate and adequate.

Comment 27:	Please add disclosure to the Risk section that summarizes that the Fund’s investment objective and strategy can be changed without a shareholder vote.

Response 27:	We do not consider this a principal risk of an investment in the Fund.

Comment 28:	Please disclose any conflicts of interest related to the Fund’s Adviser also advising the Underlying Funds.

Response 28:	This is already disclosed under Risk of Investment in other Funds or Pools.

Comment 29:	Please disclose if fees are also collected at the Underlying Fund level, and that an investor can invest directly in Underlying Funds without incurring additional fees.

Response 29:	The fact that fees are also collected at the Underlying Fund level is already disclosed under Risk of Investment in other Funds or Pools. We will consider adding disclosure in the future regarding the fact that an investor can invest directly in Underlying Funds without incurring additional fees.

Comment 30:	Please confirm all risks related to REITs are included (i.e. mortgage-backed securities risk, equity risk).

Response 30:	We confirm this.

Comment 31:	If derivatives are used for speculative purposes by any of the Underlying Funds then this needs to be explained.

Response 31:	We think that the Fund has appropriately described the expected reasons for using derivatives by the Underlying Funds.

Comment 32:	Please confirm that the Fund will look through to the investments of the Underlying Funds for purposes of the Fund’s industry concentration limitation. Please also change the disclosure in the SAI under Non-Fundamental Investment Restrictions of the Fund which implies that the Fund will not look through.

Response 32:	We do not confirm this and have found no authority for this requirement. Additionally, this approach, which is burdensome and impractical, does not appear to be a standard practice in the industry. We therefore respectfully decline to change our disclosure.

Comment 33:	The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 33:	Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We believe that our disclosure is therefore in compliance with the Form.

Comment 34:	In the Additional Information Regarding Investment Objectives and Principal Investment Strategies section, please explain how the “Note Regarding Percentage Limitations” applies, otherwise please remove this disclosure.

Response 34:	We will remove this disclosure.

Comment 35:	Please explain what legal authority allows fund mergers without a shareholder vote (i.e. permissible by Mass. Business Trust Section).

Response 35:	This matter is governed by the Trust’s declaration of trust, which does not require a shareholder vote.

Comment 36:	In the Buying, Redeeming, and Exchanging Shares section, please remove the disclosure stating that with respect to buying, redeeming, or exchanging shares “the broker-dealer or other intermediary must subsequently communicate the request properly to the Funds.”

Response 36:	This language accurately reflects the Fund’s procedure, and accordingly we respectfully decline to make the requested change.

Comment 37:	In the Buying, Redeeming and Exchanging Shares section, the staff objects to the clause “The Fund can reject any purchase order and can suspend purchases if it believes it is in its best interest.” Please clarify how this is consistent with 22c-1 and what entitles the Fund to suspend purchases.

Response 37:	Rule 22c-1 imposes no requirement on a fund to sell its shares.

Comment 38:	In the Buying, Redeeming and Exchanging Shares section, regarding the clause “The Fund may limit, restrict, or refuse exchange purchases”, please confirm “restrict” only refers to the purchase-side, not the redemption-side of an exchange.

Response 38:	We confirm this.

Comment 39:	In the Buying, Redeeming and Exchanging Shares section, regarding the clause “The Fund may limit, restrict, or refuse exchange purchases”, please define “limit” and “restrict”.

Response 39:	We feel that the disclosure in the prospectus subsequent to this statement adequately explains when this might occur.

Comment 40:	In the Buying, Redeeming and Exchanging Shares section, please add disclosure to reflect the timing associated with the rejection of a purchase order (i.e., when a shareholder would be notified of a rejection).

Response 40:	We do not believe the requested information is required to be added and do not believe this is common disclosure.

Comment 41:	In the Determining Net Asset Value section, please confirm and consider adding disclosure that the net asset values of the Underlying Funds are current.

Response 41:	We confirm this and will add the requested disclosure.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Please revise the Additional Investment Policies heading to reflect principal versus non-principal investment policies.

Response 2:	As discussed in our immediately preceding response, we do not believe that Form N-1A prescribes that such a distinction needs to be made.

Comment 3:	Regarding the additional disclosure for illiquid securities under the Non-Fundamental Investment Restrictions of the Fund, please add the term “orderly” to the statement about the Fund taking appropriate steps.

Response 3:	We will make this change.

Comment 4:	Please summarize the Underlying Funds’ investment restrictions.

Response 4:	We will consider adding such disclosure for inclusion in our next annual SAI update for our suite of target-date funds, into which this stand-alone fund will be added.

To the extent that any comments received from you during the prior year were respectfully declined by us in our letter dated March 28, 2013, the responses still apply and they are incorporated herein by reference.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company